

August 17, 2022

Gordon Lee
Chief Executive Officer
AGBA Acquisition Limited
Room 1108, 11th Floor, Block B
New Mandarin Plaza, 14 Science Museum Road
Tsimshatsui East, Kowloon, Hong Kong

> **Re: AGBA Acquisition Limited**
> **Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A**
> **Filed July 29, 2022**
> **File No. 001-38909**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Preliminary Proxy Statement on Form 14A

General

1. We note your response to our prior comment 1. We also note your references to the Securities Act Sections Compliance and Disclosure Interpretations Questions 134.01 and 139.11. These disclosure interpretation questions apply to PIPE transactions and are not applicable to shares to be issued in a merger transaction at a future date. Please withdraw the resale registration statement filed on July 14, 2022 and revise your preliminary proxy statement to remove references to this resale registration statement. In the alternative, revise throughout to clarify that you will file such resale registration statement after completion of the merger transaction.

2. In this regard, we note your response and disclosure that AGBA intends to file a resale registration statement on Form S-1 to register the resale of AGBA shares comprising the

Aggregate Stock Consideration. Please explain to us why at closing TAG will own 85.3% of the shares and then will distribute shares to certain beneficial shareholders, and clarify if it will be all the shares. Please also clarify if the distribution is proportionate to those beneficial shareholders holdings prior to the merger. Disclose throughout the percentage of post-combination shares TAG will own after the distribution of the Aggregate Stock Consideration. Please refer to the pre- and post-business combination structure diagrams on page 31. We see the TAG beneficial owners listed as certain beneficial owners of TAG in the post-business structure but not in the pre-business structure. Please explain if the certain beneficial owners shown in the post-business combination structure diagram is the result of mergers that will occur prior to the closings, such as those discussed on page 26. In your prior response letter dated May 20, 2022, you state the Aggregate Stock Consideration will be issued to TAG, and to the sole stockholder of TAG, and exempt from registration pursuant to Securities Act Section 4(a)(2). Please explain what exemption TAG is relying upon to then transfer the shares to certain of TAG's beneficial shareholders, if that is occurring. In your most recent response letter, you state that the ultimate beneficial shareholders of TAG will receive the Aggregate Stock consideration. As part of your response, please explain why you have structured the transaction this way, rather than the beneficial shareholders of TAG receiving the shares at the time of the merger, if that is what is occurring. As such, please explain why the certain beneficial shareholders are not receiving the shares at the time of the merger, if applicable. We note footnote 7 to the Security Ownership of Certain Beneficial Owners and Management. Please expand the disclosure to clarify the percentage holdings of each entity in TAG, and what percentage of the Post-Combination company each entity will own after the distribution. Please also include the natural person for each entity who has dispositive control over the securities in the Security Ownership section. In the disclosure accompanying the charts showing the Post-Business combination structure, please clarify what percentage of the Aggregate Stock Consideration is anticipated to be registered for resale. We may have further comment upon reviewing your response.

Letter to Shareholder, page i

3.   We note your disclosure on pages i, 12 and elsewhere in the filing that your TAG Business management believes that Friedman LLP is not subject to the determinations announced by the PCAOB on December 16, 2021 with respect to PRC and Hong Kong-based auditors. Please revise each of these disclosures to address whether or not your auditors are included in the list of determinations announced by the PCAOB on December 21, 2021 in their HFCAA Determination Report under PCAOB Rule 6100.

Management's Discussion and Analysis of Financial Condition and Results of Operations of the TAG Business
Liquidity and Capital Resources, page 232

4.   We note your revisions on pages 228 and 230 in response to prior comment 10. Please address the following:

- Please revise the amount of significant first quarter 2022 TAG cash outflows on pages 232 and F-106 as follows:
  - ° revise to ensure all cash payments are included in this amount; and
  - ° revise to consistently disclose as we note the disparity of US$25.29 million disclosed on page 232, compared to US$25.80 million on page F-106.
- Revise your disclosures on page 233 and F-122 to provide the amount of cash paid for the January 18, 2022 special dividend, and for the January 25, 2022 TAG purchase of the Legacy Group office building, or disclose that no cash was paid in the transaction(s).
- Please revise to replace the US$12.8 million "cash balance for working capital use" on pages 232 and F-106 with your US$16.72 million unrestricted cash balance at March 31, 2022, or your US$(0.56) million working capital deficit at March 31, 2022, or tell us what accounting period the US$12.8 million relates and provide a detailed table of the components with comparison to prior years.

AGBA Acquisition Limited
Note 1 - Organization and Business Background
Liquidation and going concern, page F-8

5. We note your response to prior comment 12 that revised the tenth extension date for a business combination to November 16, 2022, which raises substantial doubt about the your ability to continue as a going concern if not consummated. Given your risk factor disclosure on page 89 that a possible Nasdaq's delisting of your securities on November 14, 2022 for lack of business combination may subject you to trading restrictions, please tell us how you considered the potential impact of the delisting event on your liquidity and going concern disclosures on pages 247 and F-9.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Giovanni Caruso, Esq.